High Roller Technologies, Inc.

400 South 4th Street, Suite 500-#390

Las Vegas, Nevada 89101

(702) 509-524

By EDGAR CORRESP

December 20, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C 20549
Attention: Jennie Beysolow

Re: High Roller Technologies, Inc.
Amendment No.2 to Draft Registration Statement on Form S-1
Submitted November 1, 2023
CIK No. 0001947210

Dear Ms. Beysolow:

High Roller Technologies, Inc. (the “Company,” “we,” “us” or “our”) hereby submits this letter in response to comments from staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), contained in its letter dated November 28, 2023 (the “Comment Letter”), relating to Amendment No. 2 to Draft Registration Statement on Form S-1, CIK No. 0001947210, previously submitted to the Commission on November 1, 2023. We are concurrently submitting via EDGAR a revised draft of the Registration Statement (the “Registration Statement”).

We have repeated the Staff’s comments from the Comment Letter below in bold. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s Comment Letter and includes the caption used in the Comment Letter. Immediately following each comment is our response to that comment, including, where applicable, a page reference to the location of changes made in the Registration Statement in response to the Staff’s comment. Defined terms used but not otherwise defined herein have the meanings ascribed to those terms in the Registration Statement.

Division of Corporation Finance

United States Securities and Exchange Commission

December 20, 2023

Amendment No. 2 to Draft Registration Statement on Form S-1

Corporate Information, page 5

1.	Please update the group ownership structure so that it presents the structure as of the most recent practicable date. We note that it currently presents the structure as of December 31, 2022. To the extent possible, please also revise to show the overlap in the two diagrams (for example, the presence of Cascadia Holdings in both structures). As currently presented it suggests that there is no overlap in ownership between the two diagrams.

RESPONSE: We have updated the ownership structure in effect as of November 30th, 2023 and clarified ownership overlaps in the updated diagrams on page 5.

We have been dependent on Happy Hour Entertainment..., page 17

2.	You disclose that you have services agreements with Happy Hour Entertainment and Spike Up Media, however elsewhere you disclose that you do not have a written agreement with Spike Up Media. Please reconcile and revise as appropriate . Please also tell us the consideration you gave to filing the agreement by which Spike Up Media agreed to sell you the HighRoller.com domain. We note that under this agreement you are obligated each quarter to pay Spike Up Media two percent of net revenue from HighRoller.com operations.

RESPONSE:

We have revised our disclosure to note that we have an operating agreement with Spike Up pursuant to which it provides lead generation for our business, that this agreement can be terminated by either party at any time and have removed reference to an unwritten agreement. Our operating agreement with SpikeUp is distinct from the agreement by which Spike Up Media transferred the High Roller domain to our wholly owned subsidiary, HR Entertainment Ltd.

HR Entertainment purchased the HighRoller .com domain name from SpikeUp in December 2021. At that time HR Entertainment was beneficially owned 65% by Ellmount Interactive and 35% by Happy Hour Entertainment. High Roller was a wholly owned subsidiary of Interactive. We acquired Happy Hour’s 35% interest pursuant to a Securities Agreement dated February 25, 2022 and Interactive transferred its 65% ownership interest in HR Entertainment to the Company, which was then still wholly owned by Interactive. As part of the acquisition of the domain name from SpikeUp in December 2021, HR Entertainment agreed to a purchase price of three million Euros that is payable quarterly in arrears in the form of 2% of net revenue. Please see “Management’s Discussion and Analysis-The Restructuring” on page 44, Certain Relationships and Related Party Transactions on page 77 and Note 9 of the Notes to the Consolidated Financial Statements for the years ended December 31, 2022 and 2021.

Division of Corporation Finance

United States Securities and Exchange Commission

December 20, 2023

Risk Factor

Risks Related to Intellectual Property and Data Security

We rely on information technology and other systems and platforms..., page 23

3.	We note your disclosure about cyber-attacks and that “future disruptions from unauthorized access to, fraudulent manipulation of, or tampering with [y]our computer systems and technological infrastructure, or those of third parties, could result in a wide range of negative outcomes, each of which could materially adversely affect [y]our business, financial condition, results of operations and prospects.” Please revise to disclose the nature of the board’s role in overseeing the company’s cybersecurity risk management, the manner in which the board administers this oversight function and any effect this has on the board’s leadership structure.

RESPONSE: We have revised the document to disclose the nature of the oversight role of the board of directors to note that while our board of directors will oversee  the management of our cybersecurity risk, our management will be  responsible for the implementation and monitoring of day-to-day risk management policies, procedures and processes. Our board of directors has tasked our Chief Technology Officer and other appropriate management with the responsibility to manage our cybersecurity initiatives, including with respect to our customer data and game suppliers databases.  Our board of directors will receive  regular reports from management, including our Chief Technology Officer at least quarterly, on material cybersecurity risks and the degree of our Company’s exposure to those risks, and the development and implementation of appropriate policies and procedures  to mitigate those risks. Management will also  work with third-party service providers to implement and maintain appropriate controls and procedures. We believe that this approach is the most effective approach for addressing our Company’s cybersecurity risks at this time. Please see pages 23 and 24 of the Registration Statement. Although we believe that these arrangements do not affect the leadership structure of the board of directors at this time, the board of directors may, in the future, delegate some or all of this responsibility to an appropriate committee of the board of directors.

We will rely on licenses and service agreements..., page 28

4.	For any material license agreements, please disclose in an appropriate place in your prospectus the material terms of the agreement (s), including the duration, exclusivity, termination provisions and minimum guaranteed royalty payments.

RESPONSE: We have revised the risk factor language to note that there are no material licensing agreements and that the associated royalty payments for IP that we have licensed are immaterial individually and in the aggregate.

Business

Licenses, page 52

5.	We note your response to prior comment 3 and reissue in part. You continue to state throughout the document, including on page 1 and 51 that you currently maintain gaming licenses from Malta. Please revise to clarify whether the Malta license has expired and state, as you do in your response letter that the Company decided to not renew its Malta gaming license and that such withdrawal has no material impact on Company’s financial results because the Company has not been utilizing Maltese license for its operations prior to decision to withdraw its renewal application.

RESPONSE: We have updated disclosures related to the status of our Maltese license to reflect that we hold an inactive gaming license from Malta, which we are in the process of terminating and that we have not operated under our Malta license since June 2022. Please see pages 1, 2, 54 and 55.

Division of Corporation Finance

United States Securities and Exchange Commission

December 20, 2023

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Segment Information, page F-16

6.	We note your disclosure of revenue by geographic region in footnote 3. Please tell us how you complied with the disclosure requirements of ASC 280-10-50-41 and 280-10-55-24 related to separately disclosing revenue by country.

RESPONSE: We have disclosed, as stipulated by ASC 280-10-50-41 and 280-10-55-24, revenue generated from individual countries, where material, for applicable annual and interim periods, in the footnotes to the consolidated financial statements and in “Management’s Discussion and Analysis.” See page 47 and Note 3 of the Notes to the Consolidated Financial Statements for the years ended December 31, 2022 and 2021.

General

7.	Please revise to clarify and reconcile whether you have launched or expect to launch your second brand, Fruta.com. In this regard, we note disclosures about the launch on page 2, 39, 58, and 59 are inconsistent. In light of recent or soon to be launch of Fruta.com, please also revise your disclosures under Management’s Discussion and Analysis section, where appropriate, to address the impact of the launch or other commitments or uncertainties this launch or any future planned launch has had on your financial condition, operations , liquidity, or capital position.

RESPONSE: As requested, we have revised and clarified our belief that a multi-brand strategy allows us to scale our business across multiple domains with individualized branding tailored for different target markets. We believe that this multi-brand strategy allows us to compete for increased market share in an industry where fresh and compelling branding often attracts additional players. We soft launched our   second active iCasino brand, Fruta.com, in December 2023 for live acceptance testing and expect to fully launch Fruta.com in Q1 of 2024 in conjunction with our planned marketing strategy to direct new players to Fruta.com, and are exploring opportunities for future brand launches. We expect to launch at least one new iCasino during 2024 to expand market share in existing markets and reduce customer acquisition cost and attrition rates.  Please see pages 2, 39, 64 and 65 for relevant updates.

We thank the Staff in advance for its review of the foregoing and of the Registration Statement. If you have further comments, we ask that you forward them by electronic mail to our counsel, Aaron A. Grunfeld Esq., at agrunfeld@grunfeldlaw.com or by telephone at (310) 788-7577.

Division of Corporation Finance

United States Securities and Exchange Commission

December 20, 2023

Very truly yours,

/s/Michael Cribari
Chief Executive Officer